Exhibit 99.1

Canadian Imperial Bank of Commerce Board of Directors Mandate	1

1.	Purpose

(1)	The members of the Board of Directors have the duty to supervise the management of the business and affairs of CIBC. The Board, directly and through its committees and the Chair of the Board, provides direction to management, generally through the President and Chief Executive Officer, to pursue the best interests of CIBC.

2.	Membership, Organization and Meetings

(1)	General – The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, Canadian residency requirements, quorum requirements, meeting procedures and notices of meetings are as established by the Bank Act (Canada) and the by-laws of CIBC.

(2)	Meeting Attendance and Preparation – Members of the Board are expected to attend meetings of the Board and any Board committees of which the directors are a member and to review related meeting materials in advance, in accordance with policies established by the Board.

(3)	Independence – The Board shall establish independence standards for the directors, and, at least annually, shall determine the independence of each director in accordance with these standards. A majority of the directors shall be independent in accordance with these standards.

(4)	Access to Management and Outside Advisors – The Board shall have unrestricted access to management and employees of CIBC. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation of these advisors without consulting or obtaining the approval of any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Board, for the services of these advisors.

(5)	Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests, shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

(6)	Meetings Without Management – The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3.	Accountabilities and Responsibilities

The Board shall have the accountabilities and responsibilities set out below. In addition to these accountabilities and responsibilities, the Board shall perform such duties as may be required by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Strategic Planning

(a)

Strategic Plans – The Board shall oversee the development of CIBC’s strategic plan and priorities. At least annually, the Board shall review and, if advisable, approve CIBC’s strategic plan. In discharging this responsibility, the Board shall review the alignment of the strategic plan with CIBC’s risk appetite, emerging trends, and the

Canadian Imperial Bank of Commerce Board of Directors Mandate	2

competitive environment, their potential impact on CIBC’s risk profile, and significant business practices and products.

(b)	Financial and Capital Plans – The Board shall review and, if advisable, approve CIBC’s annual financial and capital plans and, with the assistance of the Risk Management Committee, the capital policy. In discharging this responsibility, the Board shall review and, if advisable, approve policies recommended by management on the authorization of legal capital, major investments and significant allocation of capital.

(c)	Monitoring – The Board shall review and approve CIBC’s key performance metrics and targets annually. On a regular basis the Board shall review CIBC’s performance against those metrics and targets and managements implementation of CIBC’s strategic, financial and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(2)	Risk Management

(a)	Risk Appetite – At least annually, the Board shall, with the assistance of the Risk Management Committee, review, and if advisable, approve the CIBC risk appetite statement. On a regular basis, the Board shall review, with the assistance of the Risk Management Committee, management’s assessment of risk profile and performance of CIBC relative to CIBC’s risk appetite.

(b)	Management of Risks – At least annually, the Board shall, with the assistance of the Risk Management Committee or Audit Committee, as applicable, review reports provided by management of material risks associated with CIBC’s businesses and operations and the management of these risks by way of an annual enterprise risk assessment including mitigating activities to address high risk areas.

(c)	Verification of Controls – The Board shall, with the assistance of the Risk Management Committee or Audit Committee, as applicable, verify that internal financial and non-financial controls have been established and maintained by management in accordance with applicable laws, regulations and guidance.

(d)	Credit and Investment Delegation – At least annually, the Board shall, with the assistance of the Risk Management Committee, review and, if advisable, approve a resolution regarding the delegation of certain credit approvals and investment authority to management.

(3)	Human Resource Management

(a)	General – At least annually, the Board shall, with the assistance of the Management Resources and Compensation Committee, review CIBC’s approach to talent strategy and development, succession planning and total rewards.

(b)	President and Chief Executive Officer – The Board shall review and, if advisable, approve the appointment or removal of CIBC’s President and Chief Executive Officer.

(c)	Succession Review – The Board shall, with the assistance of the Management Resources and Compensation Committee, as applicable, review the succession plan for the Chief Executive Officer. The Board shall, with the assistance of the Corporate Governance Committee and the Management Resources and Compensation Committee, as applicable, review the succession planning processes for the Chair of the Board and, the President and Chief Executive Officer.

Canadian Imperial Bank of Commerce Board of Directors Mandate	3

(d)	Integrity of Management – The Board shall, to the extent feasible, satisfy itself as to the integrity of the President and Chief Executive Officer and other management and that the President and Chief Executive Officer and other management strive to create a culture of integrity throughout CIBC.

(4)	Corporate Governance

(a)	General – At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review CIBC’s approach to corporate governance.

(b)	Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the ability of each director to act independently from management in fulfilling its duties.

(c)	Ethics Reporting – At least annually, the Board shall, with the assistance of the Audit Committee, Corporate Governance Committee and the Risk Management Committee, as applicable, review reports provided by management on compliance with, or material deficiencies of policies relating to employee conduct, ethics and reputation and legal risks and approve changes it considers appropriate.

(d)	Organizational Change – The Board shall review and, if advisable, approve any significant changes to CIBC’s organization structure, or the independence of key control groups, if such a review was not conducted by (or approval obtained from) a committee of the Board.

(5)	Financial Information

(a)	General – At least annually, the Board shall, with the assistance of the Audit Committee, review CIBC’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(b)	Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of CIBC’s financial information and systems, the effectiveness of internal controls and management’s assertion on internal control and disclosure control procedures.

(6)	Communications

(a)	General – At least annually, the Board shall review CIBC’s overall communications strategy, including measures for receiving feedback from CIBC shareholders.

(b)	Disclosure Policy – At least annually, with the assistance of the Corporate Governance Committee the Board shall, if advisable, approve material changes to CIBC’s disclosure policies.

(c)	Board Communication – The Board shall review and approve a communication framework between the Board and its stakeholders which discloses a contact to receive feedback from stakeholders to the Board.

(7)	Committees of the Board

(a)

Board Committees – The Board has established the following committees of the Board: the Management Resources and Compensation Committee; the Audit Committee; the Risk Management Committee; and the Corporate Governance

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Committee (which is also responsible for the duties of a Conduct Review Committee under the Bank Act (Canada)). Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

(b)	Committee Mandates – The Board has approved mandates for each Board committee, and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approved by the Board.

(c)	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

(d)	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

(e)	Board/Committee Communication – To foster effective communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

(8)	Regulators – The Board shall consider reports from management, as required, on material regulatory matters and developments in CIBC’s relationship with its regulators. At least annually, the Board shall meet with CIBC’s primary regulator, the Office of the Superintendent of Financial Institutions.

4.	Director Development and Evaluation

(1)	Each new director shall participate in CIBC’s orientation program and each director shall participate in CIBC’s continuing director development programs.

(2)	At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	Currency of the Board Mandate

(1)	This mandate was last revised and approved by the Board on May 25, 2017.